UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

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                                                    SEC File Number
                                                    0-21825
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                                                    CUSIP Number
                                                    78453M109
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(Check one): |_| Form 10-K |_| Form 20-F |_| Form 11-K |X| Form 10-Q
|_| Form 10-D |_| Form N-SAR |_| Form N-CSR

For Period Ended: December 31, 2006
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|_| Transition Report on Form 10-K
|_| Transition Report on Form 20-F
|_| Transition Report on Form 11-K
|_| Transition Report on Form 10-Q
|_| Transition Report on Form N-SAR

For the Transition Period Ended:______________________________

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  Read Instruction (on back page) Before Preparing Form. Please Print or Type.

    Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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PART I - REGISTRANT INFORMATION

SMF Energy Corporation
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Full Name of Registrant

Streicher Mobile Fueling, Inc.
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Former Name if Applicable

200 West Cypress Creek Road, Suite 400
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Address of Principal Executive Office  (Street and Number)

Fort Lauderdale, FL 33309
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City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

|X|   (a)   The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

                        Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.


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|X|   (b)   The subject annual report, semi-annual report, transition report on
            Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or
            portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
|_|   (c)   The accountant's statement or other exhibit required by Rule
            12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Company is currently in the process of (i) closing a placement of its equity securities; (ii) effecting a merger previously approved by shareholders for the purpose of reincorporating in the state of Delaware; and (iii) amending its credit agreement with its principal lender in order to reflect, among other things, these developments. The ongoing effort to complete and the need to coordinate these interrelated transactions has caused delays in finalizing the Company's financial results and related reporting. Accordingly, the Company cannot file the subject report within the prescribed time period without unreasonable effort or incurring added expense.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.

           Richard E. Gathright            (954)             308-4200
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                  (Name)                (Area Code)     (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). |X| Yes |_| No

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(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
|X| Yes |_| No

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If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company anticipates reporting a net loss for the quarter ending December 31, 2006 of approximately $1.9 million, compared to a net loss of $142,000 for the quarter ending December 31, 2005. The increase in the net loss is attributable to a number of factors, including: (i) a decrease in revenue as a result of lower fuel prices, termination of operations in certain locations, and a decrease in emergency services volume compared to the severe 2005 hurricane season; (ii) a decrease in gross profit; and (iii) an increase in selling, general and administrative expenses due to (a) an increase in the costs of the development and implementation of its integrated accounting, operations, internal control and management information systems, including additional management and other personnel, and (b) public company reporting and compliance expenses, including legal and auditing fees. A detailed explanation will be included in the Form 10-Q for the quarter ending December 31, 2006.

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                             SMF Energy Corporation
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                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date: February 15, 2007                 By: /s/ Richard E. Gathright
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                                            Richard E. Gathright, President


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